07021940

centrica

082-04578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 March, 2007
Att:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (Incl. this one)	5

A recently released Stock Exchange Announcement follows.

Secretariat

SUPPL

PROCESSED

MAR 2 1 2007

THOMSON FINANCIAL

dw 3/20

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 March 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Purchase of ordinary shares of 6 $^{14}/_{81}$ pence in Centrica plc ("Shares" and the "Company", respectively) by a Person Discharging Managerial Responsibility (PDMR) of the Company under its North American Employee Share Purchase Plan ("NAESPP").

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by a Person Discharging Managerial Responsibility (**PDMR**) of the Company under its North American Employee Share Purchase Plan ("**NAESPP**").

The Bank of New York, (the "**Administrator**"), notified the Company on 15 March 2007 of the following transactions that had been completed on behalf of the following PDMR of the Company under the NAESPP:

- that they had acquired Partnership Shares on 13 March 2007; and
- that shares were required to meet the Matching element on the Partnership Shares acquired on 15 March 2005. The shares were allotted on 15 March 2007 and are held by the Administrator on behalf of the PDMR:

	Number of Partnership Shares acquired*	Number of Matching Shares allotted**	Aggregate Shares held beneficially (across all accounts following acquisition and allotment)
Persons Discharging Managerial Responsibility			
Deryk King	188.07442	131.79346	300,333.46732

* The 'Number of Partnership Shares acquired' were purchased at 365 pence.

** The 'Number of Matching Shares allotted' were at a price of 374 pence per share.

The NAESPP operates as follows

- Each month the Administrator uses participants' contributions (which are from 1% to 5% of base salary but may not exceed $10,000 per participant per year) to purchase shares in the market. These shares are called '**Partnership Shares**'. Participants may hold both fractional and whole Partnership Shares.
- For every two Partnership Shares the participants still own after two years, the Company awards one free share. These are called '**Matching Shares**'.
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.
- The NAESPP is only open to employees of the Company based in Canada and the United States. No other Directors or PDMRs of the Company are participants in the NAESPP.

Direct Energy
Employee Share Purchase Plan ("ESPP")
Deryk King

Transaction Summary - Match & Dividend Shares

Year	Transaction Date	Transaction	Transaction Shares Sum	Amount	Currency	Share Price
2007	15-Mar-07	Match Purchase	131.79346	£493.22	GBP	£3.74
	08-Feb-07	Match Purchase	123.60000	£458.56	GBP	£3.71
2006	15-Nov-06	Purchase	33.95067	£116.37	GBP	£3.43
	14-Jun-06	Purchase	70.23796	£193.33	GBP	£2.75
	06-Mar-06	Purchase	24.48296	£59.31	GBP	£2.42
2005	15-Jun-05	Purchase	20.83722	£47.04	GBP	£2.26
Total Shares			404.90227			

Direct Energy
Employee Share Purchase Plan ("ESPP")

Deryk King

Transaction Summary - Partnership Shares

Year	Transaction Date	Transaction	Transaction Shares Sum	Book Value Sum	Currency	Share Price
2007	13-Mar-07	Purchase	188.07442	£686.15	GBP	£3.65
	12-Feb-07	Purchase	152.61705	£563.92	GBP	£3.70
2006	08-Sep-06	Purchase	91.53206	£285.58	GBP	£3.12
	10-Aug-06	Purchase	220.03104	£638.09	GBP	£2.90
	13-Jul-06	Purchase	237.19928	£648.74	GBP	£2.74
	08-Jun-06	Purchase	234.65835	£657.63	GBP	£2.80
	08-May-06	Purchase	228.18683	£683.99	GBP	£3.00
	10-Apr-06	Purchase	227.51555	£652.08	GBP	£2.87
	10-Mar-06	Purchase	221.47855	£645.61	GBP	£2.92
	07-Feb-06	Purchase	225.98430	£648.01	GBP	£2.87
2005	08-Aug-05	Purchase	247.54008	£586.67	GBP	£2.37
	14-Jul-05	Purchase	310.53855	£694.83	GBP	£2.24
	07-Jun-05	Purchase	281.57653	£648.33	GBP	£2.30
	10-May-05	Purchase	281.54564	£632.07	GBP	£2.25
	18-Apr-06	Purchase	260.29058	£609.08	GBP	£2.34
	15-Mar-05	Purchase	263.58691	£610.52	GBP	£2.32
	08-Feb-05	Purchase	247.20933	£601.93	GBP	£2.43
Total Partnership Shares			3,919.56565			

Note: September 8, 2006 - 2006 maximum contribution reached. No further purchases until Feb. '07.

END